Exhibit 21

DEVON ENERGY CORPORATION

Significant Subsidiaries

1.	Devon Energy Corporation (Oklahoma), an Oklahoma corporation

2.	Devon OEI Holdings, L.L.C., a Delaware limited liability company

3.	Devon OEI Operating, L.L.C., a Delaware limited liability company

4.	Devon Energy Production Company, L.P., an Oklahoma limited partnership

5.	EnLink Midstream Partners, L.P., a Delaware limited partnership

6.	Devon AXL, a general partnership registered in Alberta

7.	Devon Canada Corporation, a Nova Scotia corporation

8.	Devon Operating Company Ltd., an Alberta corporation

9.	Devon Canada Holdings LP, an Alberta limited partnership

10.	Devon Canada, a general partnership registered in Alberta

11.	Devon NEC Corporation, a Nova Scotia corporation